

Mail Stop 4561

December 20, 2016

Kevin M. Carney
Chief Financial Officer
Web.com Group, Inc.
12808 Gran Bay Parkway West
Jacksonville, FL 32258

> **Re: Web.com Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 000-51595**

Dear Mr. Carney:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services